Exhibit 99.1

Dangdang Announces Fourth Quarter and Fiscal Year 2011 Results

Net Revenue in Q4 2011 Increased by 73% Year-Over-Year

General merchandise revenue in Q4 2011 Increased by 210% Year-Over-Year

Beijing, China, February 23, 2012 — E-Commerce China Dangdang Inc. (“Dangdang” or the “Company”) (NYSE: DANG), a leading business-to-consumer e-commerce company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2011.

Fourth Quarter and Fiscal Year 2011 Highlights

•	Total net revenues in the fourth quarter of 2011 were RMB1,231.8 million ($195.7 million), a 73% increase from the corresponding period in 2010.

•

General merchandise revenue for the fourth quarter of 2011 was RMB483.6 million ($76.8 million), an increase of 210% from the corresponding period in 2010, representing 39% of total revenues, compared to 22% in the corresponding period in 2010.

•	Total net revenues in fiscal year 2011 were RMB3,619.0 million ($575.0 million), a 59% increase from 2010.

•

General merchandise revenue in fiscal year 2011 was RMB1,094.1 million ($173.8 million), an increase of 179% from the corresponding period in 2010, representing 30% of total revenues, compared to 17% in 2010.

“I am pleased to report accelerated top line growth in the fourth quarter as compared with the first nine months of 2011. We managed to grow revenues in the fourth quarter and fiscal year by 73% and 59% year-over-year, respectively. In this highly competitive growth environment, we have full confidence that we can keep our accelerated growth momentum based on a well-managed, sustainable and differentiated strategy in 2012. Our new customer acquisition strategy was successful, bringing us 6.6 million new customers in 2011 while we maintained the new customer acquisition cost at a relatively low level,” said Ms. Peggy Yu Yu, Dangdang’s Executive Chairwoman.

“We greatly widened our geographical presence with fulfilment centers in ten cities at the year-end of 2011, up from six cities at the end of 2010. We increased total warehouse capacity to 340,000 square meters from 180,000 square meters one year ago. Our well-paced and strategic expansion of warehouse locations not only meets the need of fulfilling the rapidly growing number of orders, but also allows us to provide better services to our customers,” commented Mr. Guoqing Li, Chief Executive Officer. “Meanwhile, we attracted some well-known vertical business-to-consumer e-commerce companies and off-line brand companies to our marketplace, which will be one of the major focus areas of our growth strategy in 2012.”

“During the fourth quarter we increased our marketing spending with an emphasis on our branding campaign. We are glad to see the positive impact on our momentum in new customer acquisition and top line growth. Operating expenses excluding marketing expenses have decreased as a percentage of revenue in the same period, reflecting the operating leverage of scaling the business,” commented Conor Yang, Dangdang’s Chief Financial Officer.

Fourth Quarter 2011 Results

Dangdang’s total net revenues in the fourth quarter of 2011 were RMB1,231.8 million ($195.7 million), a 73% increase from the corresponding period in 2010.

Media product revenue for the fourth quarter of 2011 was RMB719.5 million ($114.3 million), representing a 33% increase from the corresponding period in 2010. General merchandise revenue for the fourth quarter of 2011 was RMB483.6 million ($76.8 million), representing a 210% increase from the corresponding period in 2010. Other revenue including revenue from third-party merchants for the fourth quarter of 2011 was RMB28.7 million ($4.6 million), representing a 111% increase from the corresponding period in 2010.

Dangdang had about 6.0 million active customers in the fourth quarter of 2011, representing a 38% increase from the corresponding period in 2010. Total orders for the fourth quarter 2011 were approximately 12.7 million, a 47% increase from the corresponding period in 2010.

Cost of revenues was RMB1,102.8 million ($175.2 million), representing 89.5% of total revenues, as compared to 77.6% in the corresponding period in 2010. The increased cost of revenues as a percentage of total revenues was primarily due to the increased percentage of the general merchandise products sold at Dangdang’s website, which have lower gross margin than that of media products, especially in the case of general merchandise of new subcategories. General merchandise revenue for the fourth quarter of 2011 was RMB483.6 million ($76.8 million), representing 39% of total net revenues, as compared to 22% in the corresponding period in 2010. Dangdang increased the packaging cost to make the packaging more durable and suitable for a wide range of products. Gross margin in the fourth quarter of 2011 was 10.5%, as compared to 13.8% in the third quarter of 2011 and 22.4% in the corresponding period in 2010. The decrease from last year was primarily due to competitive pricing, changes in product mix with a higher percentage of general merchandise, and promotional measures, such as using coupons which were deducted from revenues directly.

Fulfillment expenses which include warehousing and shipping expenses, were RMB155.4 million ($24.7 million), representing 12.6% of total revenues, compared to 12.3% in the corresponding period in 2010. The increase was primarily due to the increase in expanding the procurement team and the rental costs for the new fulfillment centers, as well as investments in improving customers’ shopping experience through faster delivery services.

Marketing expenses were RMB68.7 million ($10.9 million), representing 5.6% of total revenues, compared to 3.0% in the corresponding period in 2010. The increase was primarily due to the increased investments in marketing to acquire new customers, cross-sell general merchandise to media product customers and launching a branding campaign in the fourth quarter.

Technology and content expenses were RMB29.2 million ($4.6 million), representing 2.4% of total revenues, compared to 2.9% in the corresponding period in 2010.

General and administrative expenses were RMB30.6 million ($4.9 million), representing 2.5% of total revenues, compared to 3.0% in the corresponding period in 2010.

Share-based compensation expenses, which were allocated to related expense line items, were RMB4.1 million ($0.7 million) in the fourth quarter of 2011, compared to RMB2.6 million in the corresponding period in 2010, representing a 57% increase.

Dangdang recorded an operating loss of RMB149.0 million ($23.7million) in the fourth quarter of 2011, as compared with an operating income of RMB13.3 million in the corresponding period in 2010, primarily due to the decrease in gross profit and the increase in marketing expenses.

Operating loss excluding share-based compensation expenses (non-GAAP) was RMB144.9 million ($23.0 million), as compared with an operating income excluding share-based compensation expenses (non-GAAP) of RMB15.9 million in the corresponding period in 2010.

Net loss was RMB129.8 million ($20.6 million), as compared with a net income of RMB14.8 million in the corresponding period in 2010, primarily due to the decrease in gross profit, increase in marketing expenses.

Net loss excluding share-based compensation expenses (non-GAAP) was RMB125.7 million ($19.9 million), as compared with a net income excluding share-based compensation expenses (non-GAAP) of RMB17.4 million in the corresponding period in 2010.

As of December 31, 2011, Dangdang had cash and cash equivalents, short-term time deposits and held-to-maturity investments of RMB1,391.8 million ($221.1 million), as compared to RMB1,691.9 million as of December 31, 2010.

Capital expenditures for the fourth quarter of 2011 were RMB46.5 million ($7.4 million).

Adjusted EBITDA loss (non-GAAP) in the fourth quarter of 2011 was RMB139.7 million ($22.2 million), as compared with an adjusted EBITDA income of RMB22.6 million in the corresponding period in 2010, primarily due to the decrease in gross profit and the increase in marketing expenses.

Fiscal Year 2011 Results

Total net revenues in fiscal year 2011 were RMB3,619.0 million ($575.0 million), a 59% increase from the corresponding period in 2010.

Media product revenue in 2011 was RMB2,457.4 million ($390.4 million), representing a 32% increase from 2010. General merchandise revenue in 2011 was RMB1,094.1 million ($173.8 million), representing a 179% increase from the corresponding period in 2010. Other revenue including revenues from third-party merchants in 2011 was RMB67.5 million ($10.7 million), representing a 158% increase from the corresponding period in 2010.

Dangdang had about 12.2 million active customers and 6.6 million new customers in 2011, representing a 42% and 41% increase from 2010, respectively. 66% of the active customers in 2010 have purchased on Dangdang’s website in 2011. Total orders in 2011 were approximately 40.7 million, a 38% increase from 2010.

Cost of revenues was RMB3,118.4 million ($495.5 million), representing 86.2% of total revenues, as compared to 77.8% in 2010. General merchandise revenue for the fiscal year of 2011 was RMB1,094.1 million ($173.8 million), representing 30% of total net revenues, as compared to 17% in the corresponding period in 2010. The increased cost of revenues as a percentage of total revenues in 2011 was primarily due to the increased percentage of the general merchandise products sold at Dangdang’s website, which have lower gross margin than that of media products, especially in the case of general merchandise of new subcategories. Gross margin in the fiscal year 2011 was 13.8%, as compared to 22.2% in the corresponding period in 2010. The decrease from last year was primarily due to competitive pricing, changes in product mix with a higher percentage of general merchandise, and promotional measures, such as using coupons which were deducted from revenues directly.

Fulfillment expenses which include warehousing and shipping expenses were RMB474.5 million ($75.4 million), representing 13.1% of total revenues, compared to 12.6% in 2010. The increase was primarily due to the increase in expanding the procurement team and the rental costs for the new fulfillment centers, as well as investments in improving customers’ shopping experience through faster delivery services.

Marketing expenses were RMB150.3 million ($23.9 million), representing 4.2% of total revenues, compared to 3.4% in the corresponding period in 2010. The increase was primarily due to the increased investment in marketing to acquire new customers, cross-sell general merchandise to media product customers and launching a branding campaign in 2011.

Technology and content expenses were RMB89.6 million ($14.2 million), representing 2.5% of total revenues, compared to 2.8% in the corresponding period in 2010.

General and administrative expenses were RMB84.1 million ($13.4 million), representing 2.3% of total revenues, compared to 3.0% in the corresponding period in 2010.

Share-based compensation expenses, which were allocated to related expense line items, were RMB11.5 million ($1.8 million) in 2011, compared to RMB10.3 million in 2010, representing a 11.2% increase.

Dangdang recorded an operating loss of RMB284.3 million ($45.2 million) in the fiscal year 2011, as compared with an operating income of RMB14.9 million in the corresponding period in 2010, primarily due to the decrease in gross profit and the increase in fulfillment and marketing expenses.

Operating loss excluding share-based compensation expenses (non-GAAP) was RMB272.8 million ($43.4 million) in the fiscal year 2011, as compared with an operating income excluding share-based compensation expenses (non-GAAP) of RMB25.2 million in the corresponding period in 2010.

Net loss was RMB228.5 million ($36.3 million), as compared with a net income of RMB30.8 million in the corresponding period in 2010, primarily due to the decrease in gross profit, increase in fulfillment and marketing expenses.

Net loss excluding share-based compensation expenses(non-GAAP) was RMB217.0 million ($34.5 million), as compared with a net income excluding share-based compensation expenses(non-GAAP) of RMB41.1 million in the corresponding period in 2010.

Full year capital expenditures were RMB72.5million ($11.5 million).

Adjusted EBITDA loss (non-GAAP) was RMB248.0 million ($39.4 million) in 2011, as compared with an adjusted EBITDA income of RMB45.3 million in the corresponding period in 2010, primarily due to the decrease in gross profit and the increase in fulfillment and marketing expenses.

Outlook for First Quarter 2012

Dangdang expects its total net revenues in the first quarter of 2012 to be around RMB1, 100 million, representing year-over-year growth of around 60%. This forecast reflects Dangdang’s current and preliminary view, which is subject to change.

Conference Call Information

Dangdang’s management will host an earnings conference call at 8:00 AM on February 23, 2011 U.S. Eastern Time (or 9:00 PM on February 23, 2012 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-718-354-1231
Hong Kong:	+852-2475-0994
International:	+65-6723-9381

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Dangdang earnings call.”

A replay of the conference call may be accessed by phone at the following number until February 28, 2012:

International:	+61-2-8235-5000
Passcode:	52761290

Additionally, a live and archived webcast of this conference call will be available at http://ir.dangdang.com/ until September 30, 2012.

AboutDangdang

E-Commerce China Dangdang Inc. (“Dangdang” or the “Company”) (NYSE: DANG) is a leading business-to-consumer e-commerce company in China. On its website dangdang.com, the Company offers more than 710,000 books and other media products as well as selected general merchandise products including beauty and personal care products, home and lifestyle products, baby, children and maternity products, apparel, digital and electronics products. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. Dangdang’s nationwide fulfillment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the first quarter 2012 and quotations from management in this announcement, as well as Dangdang’s strategic and operational plans, contain forward-looking statements. Dangdang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dangdang’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dangdang’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of our products and services; trends and competition in China’s business-to-consumer e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese business-to-consumer e-commerce market; Chinese governmental policies relating to Dangdang’s industry and general economic conditions in China. Further information regarding these and other risks is included in Dangdang’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Dangdang does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Dangdang undertakes no duty to update such information, except as required under applicable law.

In addition, the unaudited financial data for the fourth quarter and the full year of 2011 were prepared by Dangdang’s management when the audit for the financial year ended December 31, 2011 had not been completed. Accordingly, financial results in Dangdang’s management accounts for the quarter ended December 31, 2011 and for the year ended December 31, 2011 may vary from results included in its audited financial statements.

About Non-GAAP Financial Measures

To supplement Dangdang’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), we use the following measures as the non-GAAP financial measures defined by the SEC: non-GAAP operating income/loss, non-GAAP operating margin, non-GAAP net income/loss and adjusted EBITDA (collectively referred to as the “Non-GAAP Financial Measures” thereafter). We define non-GAAP operating income/loss, non-GAAP operating margin and non-GAAP net income/loss as operating income/loss, operating margin, operating income/loss and net income/loss excluding the impact of share-based compensation expenses respectively; we define adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses. We review the Non-GAAP Financial Measures together with net loss or income to obtain a better understanding of our operating performance. We believe that these Non-GAAP Financial Measures provide meaningful supplemental information regarding the Company’s performance and liquidity. However, a limitation of using the Non-GAAP Financial Measures as an analytical tool is that they do not include all items that impact our net income/loss for the period. In addition, because they are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider the Non-GAAP Financial Measures in isolation from or as an alternative to net income/loss prepared in accordance with U.S. GAAP.

For information on the reconciliation between the Non-GAAP Financial Measures and the GAAP financial measures presented in accordance with U.S. GAAP for the periods presented, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For investor and media inquiries, please contact:

Maria Xin

Investor Relations Director

E-commerce China Dangdang Inc.

+86-10-5799-2306

xinyi@dangdang.com

Caroline Straathof

IR Inside

+31-6-54624301

info@irinside.com

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share related data)

	As of December 31, 2010	As of December 31, 2011
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and time deposits	1,691,906	1,371,801	217,957
Held-to-maturity investments	—	20,000	3,178
Inventories	896,273	1,583,283	251,558
Accounts receivable, net	17,802	67,369	10,704
Prepaid expenses and other current assets (including expenses prepaid to related parties amounting to RMB9,625 and RMB9,625 (US$1,529) as of December 31, 2010 and 2011, respectively)	100,639	142,307	22,610
Deferred tax assets	22,095	—	—
Amounts due from related parties	3,014	188	30

Total current assets	2,731,729	3,184,948	506,037

Fixed assets, net	55,934	96,612	15,350
Deferred tax assets	1,903	—	—

Prepaid expenses and deposits (including expenses prepaid to related parties amounting to RMB9,625 and RMB nil (US$ nil) as of December 31, 2010 and 2011, respectively)	11,891	4,182	664

Total assets	2,801,457	3,285,742	522,051

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term bank loans	—	150,000	23,833
Accounts payable	865,953	1,485,943	236,093
Deferred revenue	80,077	213,230	33,879
Accrued expenses and other current liabilities	170,349	266,092	42,278
Amounts due to selling shareholders	255,568	—	—
Amounts due to related parties	15,253	12,691	2,016

Total current liabilities	1,387,200	2,127,956	338,099

Total liabilities	1,387,200	2,127,956	338,099

Shareholders’ equity:

Class A common shares (par value of US$0.0001 per share, 686,505,790 shares authorized, 104,533,340 and 265,082,760 shares issued and outstanding as at December 31, 2010 and 2011, respectively)	71	197	31

Class B common shares (par value of US$0.0001 per share, 313,494,210 shares authorized, 286,520,870 and 131,916,660 shares issued and outstanding as at December 31, 2010 and 2011, respectively)	223	103	16

Additional paid-in capital	1,787,665	1,829,345	290,654
Accumulated other comprehensive loss	(22,138)	(91,808)	(14,588)
Accumulated deficit	(351,564)	(580,051)	(92,161)

Total shareholders’ equity	1,414,257	1,157,786	183,952

Total liabilities and shareholders' equity	2,801,457	3,285,742	522,051

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share related data)

	Three Months Ended			Twelve Months Ended
	December 31, 2010	December 31, 2011	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Net revenues
Product revenue	697,295	1,203,075	191,149	2,255,521	3,551,510	564,278
Media	541,366	719,462	114,311	1,863,431	2,457,423	390,445
General merchandise	155,929	483,613	76,838	392,090	1,094,087	173,833
Other revenue	13,608	28,677	4,556	26,159	67,462	10,719

Total net revenues	710,903	1,231,752	195,705	2,281,680	3,618,972	574,997

Cost of revenues	(551,917)	(1,102,840)	(175,224)	(1,775,881)	(3,118,365)	(495,458)

Gross profit	158,986	128,912	20,481	505,799	500,607	79,539

Operating expenses:
Fulfillment	(87,481)	(155,425)	(24,695)	(286,443)	(474,506)	(75,391)
Marketing	(21,184)	(68,724)	(10,919)	(76,669)	(150,313)	(23,882)
Technology and content	(20,531)	(29,241)	(4,646)	(64,682)	(89,616)	(14,239)
General and administrative	(21,321)	(30,613)	(4,864)	(67,903)	(84,113)	(13,364)
Government grants	4,805	6,128	974	4,805	13,603	2,161

Total operating expenses, net	(145,712)	(277,875)	(44,150)	(490,892)	(784,945)	(124,715)

Income (loss) from operations	13,274	(148,963)	(23,669)	14,907	(284,338)	(45,176)

Interest income	1,367	7,179	1,141	7,087	26,347	4,186

Other income (expenses), net	(1,487)	13,310	2,115	(3,273)	53,830	8,553

Income (loss) before income taxes	13,154	(128,474)	(20,413)	18,721	(204,161)	(32,437)

Income tax benefit (expense)	1,648	(1,324)	(210)	12,061	(24,326)	(3,865)

Net income (loss)	14,802	(129,798)	(20,623)	30,782	(228,487)	(36,302)

Deemed dividend on Series C convertible preferred shares	—	—	—	(1,779)	—	—
Undistributed earnings allocated to convertible preferred shareholders	—	—	—	—	—	—
Net income (loss) attributable to common shareholders	14,802	(129,798)	(20,623)	29,003	(228,487)	(36,302)

Net loss per common share
- Basic	0.02	(0.33)	(0.05)	0.02	(0.58)	(0.09)
- Diluted	0.02	(0.33)	(0.05)	0.02	(0.58)	(0.09)

Net loss per ADS
- Basic	0.11	(1.65)	(0.26)	0.11	(2.90)	(0.46)
- Diluted	0.10	(1.65)	(0.26)	0.11	(2.90)	(0.46)

Net loss allocated to common shareholders used in net loss per share/ADS calculation
- Basic	7,046	(129,798)	(20,623)	7,046	(228,487)	(36,302)
- Diluted	7,046	(129,798)	(20,623)	7,046	(228,487)	(36,302)
Shares used in net loss per common share computation:
Common shares:
- Basic	337,616,819	—	—	315,065,490	—	—
- Diluted	366,743,689	—	—	343,149,790	—	—
Class A common shares:
- Basic	—	264,681,724	264,681,724	—	188,572,218	188,572,218
- Diluted	—	396,598,384	396,598,384	—	394,059,092	394,059,092
Class B common shares:
- Basic	—	131,916,660	131,916,660	—	205,486,874	205,486,874
- Diluted	—	131,916,660	131,916,660	—	205,486,874	205,486,874

ADS used in net loss per ADS calculation
- Basic	67,523,364	79,319,677	79,319,677	63,013,098	78,811,818	78,811,818
- Diluted	73,348,738	79,319,677	79,319,677	68,629,958	78,811,818	78,811,818

Share-based compensation

(In thousands, except share related data)

	Three Months Ended			Twelve Months Ended
	December 31, 2010	December 31, 2011	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
* share-based compensation expenses included are as follows:
Operating expenses:
Fulfillment *	312	939	149	1,096	1,491	237
Marketing*	72	155	25	233	300	48
Technology and content*	214	638	101	787	1,372	218
General and administrative*	2,046	2,406	382	8,184	8,294	1,318

Total	2,644	4,138	657	10,300	11,457	1,821

(1)	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2939 to US$1.00, the noon buying rate on December 30, 2011 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
(2)	Each ADS represents five common shares of the Company.

Non-GAAP operating income (loss), operating margin and net income (loss)

(In thousands)

	Three Months Ended			Twelve Months Ended
	December 31, 2010	December 31, 2011	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Income (loss) from operations	13,274	(148,963)	(23,669)	14,907	(284,338)	(45,176)
Share-based compensation expenses	2,644	4,138	657	10,300	11,457	1,821

Non-GAAP operating income (loss)	15,918	(144,825)	(23,012)	25,207	(272,881)	(43,355)

Operating margin	1.9%	-12.1%	-12.1%	0.7%	-7.9%	-7.9%
Impact due to share-based compensation expenses	0.3%	0.3%	0.3%	0.4%	0.3%	0.3%

Non-GAAP operating margin	2.2%	-11.8%	-11.8%	1.1%	-7.6%	-7.6%

Net income (loss)	14,802	(129,798)	(20,623)	30,782	(228,487)	(36,302)
Share-based compensation expenses	2,644	4,138	657	10,300	11,457	1,821

Non-GAAP net income (loss)	17,446	(125,660)	(19,966)	41,082	(217,030)	(34,481)

Adjusted EBITDA

(In thousands)

	Three Months Ended			Twelve Months Ended
	December 31, 2010	December 31, 2011	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2011
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Income (loss) from operations	13,274	(148,963)	(23,669)	14,907	(284,338)	(45,176)

Add back:

Depreciation and amortization	6,712	5,095	810	20,098	24,870	3,951

Share-based compensation expenses	2,644	4,138	657	10,300	11,457	1,821

Adjusted EBITDA	22,630	(139,730)	(22,202)	45,305	(248,011)	(39,404)